Exhibit 99.1

Identification of the subsidiary which acquired the security being reported on by the parent holding company

Kioxia Corporation is the direct beneficial owner of 3,446,925 shares of common stock of CapsoVision, Inc. Kioxia Corporation is a direct, wholly owned subsidiary of Kioxia Holdings Corporation.